
June 9, 2010

Mr. John D. Hart
Chief Financial Officer
Continental Resources, Inc.
302 N. Independence, Suite 1500
Enid, OK 73701

>   **Re: Continental Resources, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2009**
>   **Filed February 26, 2010**
>   **Response Letter Dated April 26, 2010**
>   **File No. 1-32886**

Dear Mr. Hart:

        We have reviewed your response and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Our Business Strengths, page 4

1.   In your response to prior comment 1 in our letter dated March 31, 2010, you indicate that "'3D defined locations' are those locations that have been subjected to 3D seismic testing." With a view toward enhanced disclosure, please tell us whether you evaluated, by seismic interpretation, reservoir productivity as related to 3D defined locations.

Note 15 – Supplemental Crude Oil and Natural Gas Information, (Unaudited), page 91

2.   We note your response to our prior comment number five. Your disclosures indicate that the new reserve reporting rules have allowed you to recognize additional reserves due to the change to the "one offset" rule. Please tell us and disclose how you are able to ascertain that you have additional reserves as a result of this rule change. For instance, disclose any substantive metrics you have available, such as the number of proved undeveloped locations at December 31,

2009 compared to December 31, 2008 in support of your increased reserves conclusion.

3.   We further note your disclosure that the reserve reporting rules allow producers in continuous accumulation plays to report additional undrilled locations beyond one offset. Please note that the new rules only require reasonable certainty of economic producibility for proved reserve attribution, with no mention of specific types of reservoirs, e.g. continuous accumulations.   Please consider modifying your disclosure to better clarify this element of reserve reporting.

Exhibit 99.1, Report of Ryder Scott Company, L.P.

4.   Please note, we are continuing to evaluate your responses to our prior comments regarding the Report of Ryder Scott Company, L.P. We may have further comments.

Closing Comments

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kevin Stertzel at (202) 551-3723, Mark Wojciechowski at (202) 551-3759 or Mark Shannon, Branch Chief, at (202) 551-3299 if you have questions regarding comments on the financial statements and related matters. Please contact Tracey McNeil at (202) 551-3392, or in her absence, Timothy Levenberg, Special Counsel, at (202) 551-3707 or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director